FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2003

GUCCI GROUP N.V.

Rembrandt Tower

Amstelplein 1

1096 HA Amsterdam

The Netherlands

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F              ☒            Form 40-F              ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         ☐            No           ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure:  Press Release dated December 19, 2003

APPROVED BY:
Robert Singer
Executive Vice President
and Chief Financial Officer
Gucci Group NV

GUCCI GROUP N.V. ANNOUNCES
STRONG FINANCIAL RESULTS FOR THIRD QUARTER 2003 AND
ACCELERATING GROWTH FOR THE HOLIDAY SEASON

Amsterdam, The Netherlands, December 19, 2003: Gucci Group N.V. (AEX: GCCI.AS; NYSE: GUC) today announces financial results for the third quarter ended October 31, 2003.

HIGHLIGHTS

Gucci Division:

•                      Retail sales up 12.0% on a constant currency basis;

•                      Retail sales growth of 11.4% in November, accelerating to 21.6% in the December 1-14 period, on a constant currency basis;

•                      Retail sales of leather goods up 15.5% on a constant currency basis;

•                      Operating income before goodwill amortization up 11.2% to € 100.9 million (27.1% margin) from € 90.8 million (25.5% margin);

•                      Total revenues up 4.9% to € 373.1 million.

Yves Saint Laurent:

•                      Retail sales up 27.3% on a constant currency basis;

•                      Retail sales up 39.2% in the November 1 - December 14 period on a constant currency basis;

•                      Total revenues up 13.6% to € 43.1 million.

YSL Beauté:

•                      Sales of Yves Saint Laurent brand product up 19.9% on a constant currency basis;

•                      Total sales up 11.9% to € 202.3 million.

Bottega Veneta:

•                      Retail sales up 51.5% on a constant currency basis;

•                      Retail sales up 39.2% in the November 1 - December 14 period on constant currency basis;

•                      Total revenues up 19.8%.

Alexander McQueen and Stella McCartney:

•                      Revenues up 20.8% and 65.5%, respectively.

Gucci Group:

•                      Total revenues of € 695.0 million, up 12.8% on a constant currency basis;

•                      Operating income before goodwill and trademark amortization and restructuring expenses up 17.0% to € 90.9 million (13.1% margin) from € 77.7 million (12.1% margin) in 2002;

•                      Fully diluted net income per share: € 0.53, compared to € 0.52 last year.

Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V. said:

“This has been a great quarter for the Group. All divisions performed extremely well, led by Gucci’s outstanding sales and profits growth.

The iconic Chain horse-bit handbag as well as the spectacular Fall ready-to-wear collection have been driving traffic into the Gucci stores and generating strong sales worldwide. With 20% constant currency retail sales growth in the United States and Europe ex-Italy, and with strong double-digit growth in Japan and in most Asian markets, Gucci is one of the best performing luxury brands in the world.

The Yves Saint Laurent’s fashion and accessories business continued to make losses during the quarter. However, our efforts to re-establish the brand at the high end of luxury are bearing fruit. As we have said since the beginning of the turnaround, we intended to establish a successful leather goods and accessories business and build a strong network of directly operated stores (DOS) outside Europe. I am happy to report that retail sales of leather goods and shoes were up 45% in constant currency and represent today a very significant part of the overall business. On the DOS front, we now have a strong presence in the United States, Japan and the rest of Asia, where revenues were up more than 50% in the third quarter. Since November, sales have returned to double-digit growth in Europe and continue to be very strong on a worldwide basis.

Yves Saint Laurent’s brand momentum also is benefiting fragrances and cosmetics, the core business of the YSL Beauté division. In the third quarter, these product categories experienced 20% constant currency sales growth and significantly greater profitability. Combining these results with those of ready-to-wear and accessories, the Yves Saint Laurent brand achieved an operating profit before goodwill and trademark amortization.

The combination of great creative talent and sound business sense, which characterizes our Group, is paying off at Bottega Veneta, Alexander McQueen and Stella McCartney, all of which are on track with our sales and profitability targets. Tomas Maier’s acclaimed leather goods for Bottega Veneta continue to generate outstanding sales levels. Lee McQueen’s award for the fourth time as British Designer of the Year speaks for itself. Stella McCartney had an outstanding quarter, with Stella, the newly launched fragrance, outperforming our projections.

Our fourth quarter performance continues to be outstanding, and I believe that we will achieve excellent results for the remainder of the year.”

THIRD QUARTER REVIEW

Gucci Division

Gucci Division revenues were € 373.1 million, compared to € 355.7 million in 2002 (+4.9%). Measured on a constant currency basis, retail sales:

•                       in Europe increased 9.4%. Excluding Italy, where local customer and tourist demand was weak during the quarter, retail sales grew 21.7%, led by exceptional performance in the UK (+45.8%). In the period from November 1 to December 14, retail sales in Italy increased at a double-digit pace.

•                       in the United States increased 20.4%, with double-digit growth both on the mainland and in Hawaii.

•                       in Japan advanced 10.7%.

•                       in non-Japan Asia grew 8.1%. Excluding Guam, where Gucci closed one of its two stores earlier this year, retail sales grew 13.5%, led by excellent performance in the largest markets, Hong Kong (+12.4%), South Korea (+13.8%), Taiwan (+21.4%). Retail sales in China increased 38.6%.

•                       in the period from November 1 to December 14, retail sales grew 15%. In each region Gucci registered excellent double-digit growth: non-Japan Asia (+32%); United States (+24%); Europe (+10%); Japan (+10%).

Wholesale sales (to franchise stores, duty-free and department and specialty stores) were flat mainly as a result of conservative orders from department and specialty stores during the difficult early part of 2003 as well as the timing of shipments (Gucci delivered a significant portion of Fall/Winter merchandise to wholesale customers in July). Strong sell-out of the Fall/Winter collection has led to a 19% increase of wholesale orders for Spring 2004 merchandise compared to Spring 2003.

With delivery of the superb Fall/Winter collection, Gucci’s core leather goods and shoe businesses enjoyed excellent growth, with retail sales of leather goods up 15.5% and shoes up 17.6% in constant currency.

Gucci achieved a gross margin of 69.8%, compared to 70.9% in 2002. Operating expenses were reduced to € 159.6 million (42.8% of revenues) from € 161.5 million (45.4% of revenues), notwithstanding an increase in store expenses linked to recent store openings and € 22 million (nearly 6% of revenues) invested in communication. The strong gross margin (achieved in part through a higher level of full-price sell through compared to last year), in combination with the decline in operating expenses, drove the operating margin before goodwill amortization up to 27.1% ( € 100.9 million) from 25.5% (€ 90.8 million).

Yves Saint Laurent

Yves Saint Laurent revenues increased 13.6% to € 43.1 million from € 37.9 million. Retail sales increased 27.3% in constant currency, driven by exceptionally strong performance in the United States (+54.8%), Japan (+58.2%) and non-Japan Asia (+67.0%) where Yves Saint Laurent is establishing greater brand authority in both ready-to-wear and accessories.

Retail sales in Europe, approximately one half of total directly operated store sales, increased 5.7% on a constant currency basis. This comparatively modest growth was due to difficult trading conditions in Europe, in France in particular, and the renovation and temporary closure of two key stores in Paris during the quarter.

Sales of leather goods and shoes advanced 37.8% and 41.8%, respectively, on a constant currency basis. The robust growth of leather goods was driven by the introduction of strong merchandise in the Fall/Winter season, such as the Saint Tropez handbag and the Cassandra line, which incorporates the “YSL” signature into the design of the handbags.

During the Fall, Yves Saint Laurent opened a flagship store in Hong Kong (Canton Road), completed renovation of its Paris flagship (Rue Faubourg St. Honoré) and inaugurated the relocated and enlarged Bond Street store in London.

YSL Beauté

YSL Beauté sales advanced 11.9% (16.7% on a constant currency basis) to € 202.3 million from € 180.7 million.

Yves Saint Laurent brand sales increased 19.9% on a constant currency basis. Each product category achieved excellent constant currency growth: perfumes +21.2%; make-up +13.8%; skincare +22.0%. The strategy to revitalize core product lines and limit distribution, coupled with strong communication, has reinforced the brand’s position in the prestige fragrance and cosmetics business and, more generally, strengthened the Yves Saint Laurent name in the luxury goods industry.

In September, we launched the first Stella McCartney fragrance, Stella, which has achieved excellent sell-in and sell-out.

YSL Beauté achieved an operating profit before goodwill and trademark amortization and restructuring of € 35.0 million (17.3% margin), compared to € 34.1 million (18.9% margin) in 2002, notwithstanding the substantial investment in three newly launched fragrance brands. Yves Saint Laurent brand products generated an operating margin before goodwill and trademark amortization of 21%, compared to 17% last year.

Other Divisions

Bottega Veneta achieved constant currency retail sales growth of 51.5%, thanks to outstanding performance in the United States (+92.2%), non-Japan Asia (+109.5%) and Japan (+46.7%). Sergio Rossi directly-operated store sales increased 17.1% in constant currency thanks to growth achieved in the United States (+65.8%) and Japan (+44.3%). Alexander McQueen and Stella McCartney grew revenues by 20.8% and 65.5%, respectively.

Goodwill and Trademark Amortization

Goodwill and trademark amortization was € 30.1 million ( € 23.9 million, net of tax), compared to € 30.6 million (€ 24.9 million, net of tax) in 2002.

Financial Income

Net financial income declined to € 0.3 million from € 20.0 million due primarily to lower interest rates and the return of capital to shareholders on October 2.

Net Financial Indebtedness

On October 2, the Group effected a € 1,347.0 million (€ 13.50 per share) return of capital to shareholders. Primarily as a result of this transaction, the Group’s net financial indebtedness was € 274.1 million as of October 31, 2003, compared to a positive net financial position of € 1,075.8 million as of July 31, 2003.

Net Income per Share

Fully diluted net income per share was € 0.53, compared to € 0.52 in 2002.

Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Company’s operations are discussed in the Company’s Annual Report on Form 20-F for 2002, as amended, filed with the U.S. Securities and Exchange Commission.

For media inquiries:	For investors / analysts inquiries:
Tomaso Galli	Cedric Magnelia / Enza Dominijanni
Director of Corporate Communications	Directors of Investor Relations
Gucci Group N.V.	Gucci Group N.V.
+31 20 462 1700	+31 20 462 1700
+39 02 8800 5555	+39 055 7592 2456

For additional information please visit www.guccigroup.com

(Tables to Follow)

FINANCIAL TABLES

GUCCI GROUP:

REVENUES

€ Million	Third Quarter 2003	Third Quarter 2002	% Increase (Decrease)
Gucci Division	373.1	355.7	4.9%
Yves Saint Laurent	43.1	37.9	13.6%
YSL Beauté	202.3	180.7	11.9%
Other Operations	87.4	79.7	9.6%
Interdivisional	(10.9)	(9.2)	N/m
Total	695.0	644.8	7.8%

GUCCI GROUP:

OPERATING PROFIT (LOSS) BEFORE GOODWILL AND TRADEMARK AMORTIZATION AND RESTRUCTURING EXPENSES

€ Million	Third Quarter 2003	Third Quarter 2002	% Increase (Decrease)
Gucci Division	100.9	90.8	11.2%
Yves Saint Laurent	(20.7)	(18.1)	N/m
YSL Beauté	35.0	34.1	2.6%
Other Operations	(15.6)	(19.9)	N/m
Corporate Expenses	(8.8)	(9.0)	N/m
Interdivisional	0.1	(0.2)	N/m
Total	90.9	77.7	17.0%

GUCCI DIVISION:

REVENUES

€ Million	Third Quarter 2003	Third Quarter 2002	% Increase (Decrease)
Directly-operated Stores	259.4	245.3	5.7%
Wholesale Distribution*	51.3	51.1	0.4%
Timepieces and Jewelry	52.6	49.5	6.2%
Distribution
Royalties	9.4	9.8	(3.6)%
Interdivisional	0.4	0.0	N/m
Total	373.1	355.7	4.9%
Leather goods	170.3	158.0	7.8%
Shoes	44.7	41.6	7.4%
Ready-To-Wear	57.5	56.4	2.0%
Watches	52.8	51.0	3.7%
Jewelry	24.4	24.3	0.6%
Other	13.6	14.6	(8.4)%
Royalties	9.4	9.8	(3.6)%
Interdivisional	0.4	0.0	N/m
Total	373.1	355.7	4.9%
Europe	127.7	120.8	5.7%
United States	84.3	74.2	13.7%
Japan	96.0	91.7	4.8%
Rest of Asia	54.3	59.9	(9.3)%
Rest of World	10.4	9.1	13.5%
Interdivisional	0.4	0.0	N/m
Total	373.1	355.7	4.9%

(*) Franchise Stores, Duty-Free and Department and Specialty Stores

GUCCI GROUP

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME

(In millions of Euro, except per share and share amounts)

	Third Quarter 2003	Third Quarter 2002
Net Revenues	695.0	644.8
Gross Profit	466.7	442.3
Selling, General and Administrative expenses	375.8	364.6
Restructuring expenses	2.6	0.0
Goodwill and trademark Amortization	30.1	30.6
Operating profit	58.2	47.1
Financial income, net	0.3	20.0
Other income (expenses), net	3.3	0.0
Pre-tax income	61.8	67.1
Taxation	11.9	13.1
Minority interests	(3.2)	1.1
Net income	53.1	53.0

Net income per share-basic	0.53	0.53
Net income per share-diluted	0.53	0.52
Weighted number of shares outstanding – basic	99,325,447	101,261,879
Weighted number of shares outstanding – diluted	100,503,622	102,675,374

GUCCI GROUP N.V.

SUMMARIZED CONSOLIDATED BALANCE SHEETS

(In millions of Euro)

	October 31, 2003	January 31, 2003
Assets
Current Assets
Cash and cash equivalents	1,351.4	2,934.6
Trade receivables, net	387.8	331.8
Inventories, net	517.0	472.0
Deferred tax assets	239.7	191.2
Current value of hedge derivatives	69.4	110.6
VAT reimbursement receivable	150.5	149.0
Other current assets	165.5	177.2
Total current assets	2,881.3	4,366.4

Non-current assets
Property, plant and equipment, net	953.2	912.5
Goodwill, trademarks, other intangible assets and deferred charges, net	2,003.6	2,110.0
Long-term financial assets	252.7	262.4
Other non-current assets	139.7	129.3
Total non-current assets	3,349.2	3,414.2
Total assets	6,230.5	7,780.6

Liabilities and shareholders’ equity
Current liabilities
Bank overdrafts and short-term loans	525.9	630.5
Trade payables and accrued expenses	468.4	478.5
Other current liabilities	246.2	271.0
Total current liabilities	1,240.5	1,380.0

Non-current liabilities
Long-term financial payables	1,352.3	1,202.4
Long-term tax payable and deferred tax liabilities	343.7	373.2
Other non-current liabilities	81.2	89.0
Total non-current liabilities	1,777.2	1,664.6
Total liabilities	3,017.7	3,044.6

Minority interests	51.5	64.6
Shareholders’ equity	3,161.3	4,671.4
Total liabilities and shareholders’ equity	6,230.5	7,780.6

ANNEX:

RECONCILIATION OF OPERATING PROFIT (LOSS) BEFORE GOODWILL AND TRADEMARK AMORTIZATION AND RESTRUCTURING EXPENSES TO OPERATING PROFIT (LOSS)

€ Million	Operating Profit (Loss) before goodwill and trademark amortization and restructuring	Restructuring Expenses	Trademark and Goodwill amortization	Operating Profit (Loss)
Gucci Division	100.9	0.0	3.2	97.7
Yves Saint Laurent	(20.7)	0.8	5.8	(27.3)
YSL Beauté	35.0	1.6	10.3	23.1
Other Operations	(15.6)	0.2	10.8	(26.6)
Corporate Expenses	(8.8)	0.0	0.0	(8.8)
Interdivisional	0.1	0.0	0.0	0.1
Total	90.9	2.6	30.1	58.2

#  #  #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Date:	22 December 2003	By:	/s/ Robert S. Singer
		Name:	Robert S. Singer
		Title:	Chief Financial Officer